Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,

	2004	2003	2002	2001	2000	1999

Fixed charges, as defined:
Interest on long-term debt	$441	$417	$486	$351	$323	$233
Interest on short-term debt and other interest	22	25	71	44	64	47
Amortization of debt discount, expense and premium - net	38	41	25	17	5	4
Interest on capital lease obligations
Charged to expense					4	9
Capitalized						1
Estimated interest component of operating rentals	44	52	39	36	25	20
Preferred securities distributions of subsidiaries on a pre-tax basis	28	45	79	64	31	30

Total fixed charges	$573	$580	$700	$512	$452	$344

Earnings, as defined:
Net income (a)	$729	$726	$438	$167	$491	$492
Preferred security dividend requirement	17	29	67	52	26	26
Less undistributed income (loss) of equity method investments	(15)	(18)	(23)	20	74	56

	761	773	528	199	443	462
Add:
Income taxes	174	170	210	261	294	174
Amortization of capitalized interest on capital leases					2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	537	528	600	419	405	307

Total earnings	$1,472	$1,471	$1,338	$879	$1,144	$945

Ratio of earnings to fixed charges	2.6	2.5	1.9	1.7	2.5	2.7

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.6	2.5	1.9	1.7	2.5	2.7

(a)	Net income excludes extraordinary item, minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)

PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.